April 29, 2015

Via EDGAR

Suzanne Hayes,
Assistant Director,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Royal Bank of Canada Registration Statement on Form F-3
(File No. 333-203433) filed April 15, 2015

Dear Ms. Hayes:

This letter responds to the letter, dated April 22, 2015, to James Salem, Executive Vice-President and Treasurer of Royal Bank of Canada (the “Bank”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form F-3 of the Bank (the “Registration Statement”) filed with the Commission on April 15, 2015.

For your convenience, we have reproduced the Staff’s comment below and provided the Bank’s response below the comment.

General

1.
We note that you have filed “short-form” tax opinions from United States and Canadian counsel.  Please have respective counsel revise Exhibits 8.1 and 8.2 to state that the disclosure contained in the “United States Taxation” and “Canadian Taxation” sections are the opinion of named counsel.  Refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

The Bank’s U.S. and Canadian tax counsel have revised the opinions filed as Exhibits 8.1 and 8.2 to the Registration Statement in response to the Staff’s comment.  We confirm that the revised opinions filed as Exhibits 8.1 and 8.2 to the Registration Statement state that the disclosure in the “United States Taxation” and “Canadian Taxation” sections of the Registration Statement are the opinions of U.S. tax counsel and Canadian tax counsel to the Bank, respectively.

****

April 29, 2015

Additionally, in connection with this response letter, we confirm that the Bank acknowledges the following statements:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4016 or crawshawd@sullcrom.com, or Katherine A. McGavin at (212) 558-4956 or mcgavink@sullcrom.com.

Sincerely,

/s/ Donald R. Crawshaw
Donald R. Crawshaw

cc:	Melinda Anderson
Javier Gonzalez
(Royal Bank of Canada)

Katherine A. McGavin
(Sullivan & Comwell LLP)

Luigi L. De Ghenghi
(Davis Polk & Wardwell LLP)